Room 4561

	August 1, 2005

Mr. C.S. Park
Chief Executive Officer
Maxtor Corporation
500 McCarthy Boulevard
Milpitas, California 95035

Re:	Maxtor Corporation
	Registration Statement on Form S-3 filed July 7, 2005
	File No. 333-126454

Dear Mr. Park:

      This is to advise you that we have limited our review of the above registration statement to the matters addressed in the comments below. No further review of the p registration statement has been or will be made. All persons who are by statute responsible for the adequacy and accuracy of the registration statement are urged to be certain that all information required under the Securities Act and Exchange Act has been included.

      Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to
assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of
our review.   Feel free to call us at the telephone numbers listed
at
the end of this letter.

General

1. Please note that our comments issued in a letter dated June 15, 2005 with respect to your Form S-3 filed May 16, 2005 and your recently filed Form 10-K and Form 10-Q must be resolved prior to the date of effectiveness of this registration statement.

Our Rescission Offer

2. We note your disclosure here and elsewhere in your prospectus regarding the rescission offer which is provided because certain shares purchased under your 1998 employee stock purchase plan may not have been exempt from registration or qualification under the Securities Act. Please revise to explain the basis for the uncertainty as well as to provide additional background about the offering and the sequence of events that led to the rescission offer.

Incorporation by Reference

3. We note that subsequent to your filing of this registration statement you filed Forms 8-K. Please revise to incorporate by reference to the extent required. In addition, we note that you incorporate by reference your Form 8-K filed February 25, 2005 except for the Item 8.01 disclosure made in that report. Information provided under Item 8.01 on Form 8-K is considered filed under the Exchange Act. Please incorporate your entire Form 8-K filed February
25, 2005.


*              *              *              *

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts related to your disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert the staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of your registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act and the Exchange
Act as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Daniel Lee at (202) 551-3477 with any questions. If you need further assistance, you may contact me at
(202) 551-3462 or Barbara C. Jacobs, Assistant Director, at (202)
551-3735.

	Sincerely,


	Mark P. Shuman
	Branch Chief - Legal

cc:	Via Facsimile
	Diane Holt Frankle, Esq.
	John Saia, Esq.
	DLA Piper Rudnick Gray Cary US LLP
	2000 University Boulevard
	East Palo Alto, California 94303
	Telephone: (650) 833-2000
	Facsimile:  (650) 833-2001